                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Archbold,      Michael           G.         Barnes & Noble, Inc.     Symbol=BKS               to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
 c/o Barnes & Noble, Inc.                      Number of Reporting     Month/Year                     Vice President
 122 Fifth Avenue                              Person, if an entity    December 2000
__________________________________________     (voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 New York         NY               10011                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

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                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock                     12/5/00    M           2,000       A     $17.4375
Common Stock                     12/5/00    S           2,000       D     $27.75
Common Stock                     12/6/00    M           3,000       A     $17.125
Common Stock                     12/6/00    S           3,000       D     $27.75         -0-

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

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                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Stock Option (Right to Buy)               $17.4375     12/5/00     M                          2,000        (1)          5/30/06
Stock Option (Right to Buy)               $17.125      12/6/00     M                          3,000        (2)          4/3/07
Stock Option (Right to Buy)               $16.75       3/7/00      A               6,640                   (3)          3/6/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Stock Option (Right to Buy)  Common Stock        2,000
Stock Option (Right to Buy)  Common Stock        3,000
Stock Option (Right to Buy)  Common Stock        6,640                       45,874(4)        D

Explanation of Responses

(1) One-third of these options became exercisable on May 31 of each of the years 1997 through 1999.
(2) Of these options, 1,164 became exercisable on each of April 4, 1998 and April 4, 1999 and the balance became exercisable on April 4, 2000.
(3) One-fourth of these options become exercisable on March 7 of each of the years 2001 through 2004.
(4) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock.

                                                                                /s/Michael G. Archbold             January 9, 2001
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).
                                                                                  Michael G. Archbold
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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